[LETTERHEAD OF AMERICAN EXPRESS COMPANY]









                                                              March 23, 2007

BY EDGAR CORRESPONDENCE

Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

         Re:      American Express Company
                  Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 6, 2006
                  File No. 1-07657
                  -------------------------------------------------

Dear Mr. Vaughn:

         We refer to (i) comment 2 of the comment letter, dated January 3, 2007 (the "January 3rd Comment Letter"), from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K for the fiscal year ended December 31, 2005 of American Express Company (the "Company") filed with the Commission on March 6, 2006 (the "Form 10-K") and (ii) the Company's response to comment 2 as contained in the letter, dated March 5, 2007 (the "March 5th Response Letter"), from the undersigned to you.

         Based on a discussion on March 22, 2007 between members of the Staff and finance and accounting personnel from the Company and personnel from PricewaterhouseCoopers LLP, the Company's independent public accountants, the Company is submitting this letter to supplement its response to comment 2 contained in the March 5th Response Letter.

         We have set forth below the text of the comment 2 contained in the January 3rd Comment Letter, followed by the Company's supplemental response.

         Please be advised that the Company is requesting confidential treatment of portions of this letter in accordance with Rule 80(b) of the Securities and Exchange Commission. In addition, accompanying this letter is the Company's request under Commission Rule 83 for confidential treatment under the Freedom of Information Act ("FOIA"), a copy of which letter (without enclosures) is also being sent to the Commission's FOIA Officer.

                                   * * * * *

Note 19 OPERATING SEGMENTS AND GEOGRAPHIC OPERATIONS, PAGE 95

2. We note your response to comment 8 in your November 17, 2006 letter and have the following comments:

     a. We do not believe that the Global Establishment Services and Global Network Services operating segments meet the aggregation criteria in paragraph 17 of SFAS 131. It does not appear that the segments currently have similar economic characteristics or that there is supportable objective evidence that the economic characteristics will converge in the long run. Additionally, it does not appear that the segments have similar customers. Therefore, please revise your financial statements to present these operating segments separately.

     b. We do not believe that the Consumer and Small Business Card Services and Travelers Check and Prepaid Card Product Services operating segments meet the aggregation criteria in paragraph 17 of SFAS 131. It does not appear that the segments have similar products or distribution methods. Additionally, we believe that in order to conclude that the above segments have similar economic characteristics, you must consider more than one economic metric. Please revise your financial statements to present the Travelers Check and Prepaid Card Product Services operating segment separately or to present the operating segment in the Corporate and Other section of your segment disclosure.

     c. We do not believe the International Payments Services, International Banking Services, and Global Commercial Services operating segments meet the aggregation criteria in paragraph 17 of SFAS
        131. It does not appear that the segments have similar economic characteristics since net income margin is not expected to converge in the long run. In fact it appears that net income margins for the segments are expected to diverge. Additionally, it does not appear that the segments have similar products and services, types of customers or distributions methods. We also believe International Banking Services is a reportable operating segment since it meets the criteria in paragraph 18(c). Please revise your financial statements to separately present the International Payment Services, International Banking Services, and Global Commercial Services operating segments.

         The Company is seeking confidential treatment of its response to comments 2.a., b. and c. Please refer to Annex A to the confidential treatment request that accompanies this letter for the response to this comment.

                                   * * * * *

         The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and that Staff comments or changes to disclosure in response to Staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   * * * * *

         If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 212-640-5478.

                                              Very truly yours,

                                              /s/ Daniel T. Henry
                                              Daniel T. Henry
                                              Executive Vice President and
                                                acting Chief Financial Officer

cc:  Mr. Michael Volley
     Ms. Joan C. Amble




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